                                                                     Exhibit 99



                           TRW INC. AND SUBSIDIARIES
                        COMPUTATION OF RATIO OF EARNINGS
                          TO FIXED CHARGES - UNAUDITED

                         (In Millions Except Ratio Data)

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


                                                                               Years Ended December 31
                                   Three Months ended   -------------------------------------------------------------------------
                                       March 31, 1998       1997          1996           1995            1994            1993
                                   ------------------   -----------   ------------   ------------    ------------    ------------
Earnings from continuing
  operations before income
  taxes                                    $203.8        $239.7(A)      $302.2(B)       $625.5         $435.5           $289.2

Unconsolidated affiliates                    (2.5)         (8.0)           1.4             1.3           (0.6)             0.7

Minority earnings                             4.6          20.2           11.5            10.8            7.7              1.4

Fixed charges excluding
  capitalized interest                       51.8         123.9          129.0           137.2          145.3            177.5
                                           ------        ------         ------          ------         ------           ------
Earnings                                   $257.7        $375.8         $444.1          $774.8         $587.9           $468.8
                                           ------        ------         ------          ------         ------           ------

Fixed Charges:
Interest expense                           $ 38.5        $ 75.4         $ 84.2          $ 94.7         $104.7           $137.4

Capitalized interest                          1.2           4.5            3.5             5.1            6.6              7.9

Portion of rents representative
  of interest factor                         13.3          48.5           43.2            41.4           39.2             37.9

Interest expense of
  unconsolidated affiliates                   0.0           0.0            1.6             1.1            1.4              2.2
                                           ------        ------         ------          ------         ------           ------
Total fixed charges                        $ 53.0        $128.4         $132.5          $142.3         $151.9           $185.4
                                           ------        ------         ------          ------         ------           ------
Ratio of earnings to fixed
  charges                                     4.9x          2.9x           3.4x            5.4x           3.9x             2.5x
                                           ------        ------         ------          ------         ------           ------

(A) The 1997 earnings from continuing operations before income taxes of $239.7 million includes a $548 million earnings charge for purchased in-process research and development. See "Acquisitions" footnote in the Notes to Financial Statements of the Company's 1997 Annual Report to Shareholders.

(B) The 1996 earnings from continuing operations before income taxes of $302.2 million includes a charge of $384.8 Million as a result of actions taken in the automotive and space and defense businesses. See "Divestiture and special charges" footnote in the Notes to Financial Statements of the Company's 1996 Annual Report to Shareholders.
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